SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing theinformation to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	2017FY Q1 Investor presentation
2017FY Q1 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: August 30, 2016

JAGUAR LAND ROVER
SPECIAL VEHICLE OPERATIONS
JAGUAR LAND ROVER
RESULTS FOR THE THREE MONTHS ENDED 30 JUNE 2016
26th AUGUST 2016

DISCLAIMER
JAGUAR LAND ROVER
Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.
Q1 FY17 represents the 3 month period from 1 April 2016 to 30 June 2016
Q1 FY16 represents the 3 month period from 1 April 2015 to 30 June 2015
Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU.
Retail volume data includes and wholesale volume excludes sales from the Company’s unconsolidated Chinese joint venture.

PARTICIPANTS
JAGUAR LAND ROVER
Kenneth Gregor
CFO, Jaguar Land Rover
Bennett Birgbauer
Treasurer, Jaguar Land Rover
C. Ramakrishnan
Group CFO, Tata Motors

AGENDA JAGUAR LAND ROVER
Financial performance for the quarter 5
Other developments 13
Closing Q&A 16

JAGUAR LAND ROVER
FINANCIAL PERFORMANCE
THREE MONTHS ENDED 30 JUNE 2016

Q1 FY17 FINANCIAL RESULTS JAGUAR LAND ROVER
SOLID SALES VOLUMES AND REVENUE
• Retail sales of 132.7k, up 15.5%, compared to Q1 FY16
• Revenue of £5.5b, up from £5.0b
• PBT of £399m, down from £638m, primarily reflecting
higher volume and mix
higher depreciation and amortisation
non-recurrence of favourable FX revaluation in Q1 FY16 and unfavourable FX revaluation in Q1 FY17
£50m of further recoveries related to the Tianjin Port explosion
• Free cash outflow of £633m after £692m of total investment spending and £647m of seasonal and launch-related increases in inventory
• Cash and deposits of £3.7b and an undrawn revolving credit facility of £1.9b
• In August S&P raised JLR’s credit rating from BB to BB+

KEY FINANCIAL METRICS JAGUAR LAND ROVER
SOLID SALES VOLUMES AND REVENUE
Quarter ended 30 June
(£ millions, unless stated) 2016 2015 Change
30 22
Retail volumes (‘000 units) 132.7 114.9 17.8
Wholesale volumes (‘000 units) 1 120.8 110.6 10.2
Revenues 5,461 5,002 459
EBITDA2 672 821 (149)
EBITDA % 12.3% 16.4% (4.1 ppt)
Profit before tax and exceptional item 348 638 (290)
Exceptional item 51 - 51
Profit before tax 399 638 (239)
Profit after tax 304 492 (188)
Free cash flow (before financing) (633) (836) 203
Cash 3,749 3,258 491
1) Excludes Chery Jaguar Land Rover – Q1 FY17 13,558 units, Q1 FY16 3,804
2) EBITDA defined to include the revaluation of current assets and liabilities and realised FX and commodity hedges but excludes the revaluation of foreign currency debt, unrealised FX and commodity hedges, as well as exceptional items

RECORD Q1 RETAIL SALES OF 132.7K UP 16% JAGUAR LAND ROVER
ALL REGIONS UP
Units in ‘000
North America UK China Q1 FY17
Up 17% Up 18% Up 19% North America, 18% UK, 20%
26.9 25.7
20.9 24.6 22.8 21.6 Europe (ex. Russia), 25% China Region, 19%
19.0 5.3 14.0
17.9 17.8
17.1 13.2 8.2
7.9 Overseas,
3.9 6.6 4.9 3.2 3.5 17%
Q1 FY16 Q1 FY17 Q1 FY16 Q1 FY17 Q1 FY16 Q1 FY17 132,743 Units
Europe Overseas Q1 FY16
Up 16% Up 6% North America, 18% UK, 20%
33.6 20.7 22.0 Europe (ex. Russia), 25% China Region, 19%
28.9
24.2 17.6
25.3 18.1
Land Rover Overseas,
Jaguar 3.5 9.4 2.6 4.4 18%
CJLR Q1 FY16 Q1 FY17 Q1 FY16 Q1 FY17
114,905 Units
* Total volumes includes sales from Chery Jaguar Land Rover – Q1 FY17 14,039 units (Discovery Sport: 9,713, Evoque: 4,326); Q1 FY16 5,304 (Evoque only)

RECORD Q1 RETAIL SALES OF 132.7K UP 16% JAGUAR LAND ROVER
STRONG SALES OF F-PACE, XE AND DISCOVERY SPORT
Units in ‘000
Jaguar - Q1 FY17 vs Q1 FY16
Up 76%
31.8
2.7 F-TYPE
18.1 9.5 F-PACE
3.2 2.5 XJ
3.1 7. 9 XF
8.8 XE
9.2
0.1 2.9 XK
Q1 FY16 Q1 FY17
Land Rover - Q1 FY17 vs Q1 FY16
Up 4%
96.8 100.9
12.4
14.7
Range Rover
20.6
21.1 Range Rover
Sport
12.4
11.1 Discovery
25.8 Range Rover
27.4 Evoque*
Discovery
Sport*
17.0 29.1 Freelander
0.2
5.4 Defender
0.7
Q1 FY16 Q1 FY17
* Total volumes includes sales from Chery Jaguar Land Rover – Q1 FY17 14,039 units (Discovery Sport: 9,713, Evoque: 4,326); Q1 FY16 5,304 (Evoque only)

KEY PROFIT DRIVERS JAGUAR LAND ROVER HIGHER SALES OFFSET PRIMARILY BY FX REVALUATION • PBT of £399m, down from £638m in Q1 FY16 explained by: • Favourable volume and mix • Unfavourable FX revaluation (£291m) reflecting: — Favourable FX revaluation in Q1 FY16 (£205m -- mainly debt and unrealized hedges ) — Unfavourable FX revaluation in Q1 FY17 (£86m -- mainly Euro Payables ) • Lower local market incentive than in Q1 FY16 • Higher depreciation and amortisation (£70m) • Favourable commodity revaluation (£55m) • Higher China JV profits (£51m) • Further recoveries related to the Tianjin Port explosion (£50m) • EBITDA £672m (12.3% margin), down from £821m (16.4% margin) last year, primarily reflecting: • Favourable volume and mix • Unfavourable FX revaluation (YoY £118m -- mainly Euro payables) resulting from depreciation in the Pound following the BREXIT vote. Operating exchange net of hedges was about neutral • Lower local market incentive compared to Q1 FY16 • Excluding FX revaluation, the EBITDA margin in Q1 FY16 would have been about 14% -10 -

CASH FLOW JAGUAR LAND ROVER EBITDA FUNDS INVESTMENT BUT OFFSET BY INVENTORY (£ millions, unless stated) EBITDA Working capital and non cash accruals* Tax paid Cash flow from operations Investment in fixed and intangible assets Finance income and other (includes FX revaluation) Free cash flow (before financing) Changes in debt Finance expenses and fees Dividends paid Net change in cash & financial deposits Change (149) 218 (2) 67 105 31 203 (97) (2) - 104 Quarter ended 30 June 2016 2015 672 821 (667) (885) (59) (57) (54) (121) (607) (712) 28 (3) (633) (836) (92) 5 (27) (25) (150) (150) (902) (1,006) -11 -

EXCITING NEW PRODUCTS JAGUAR LAND ROVER RECENT AND UPCOMING PRODUCTS TO DRIVE GROWTH F-PACE – Launched in April 2016 XE – Launched in US May 2016 Evoque Convertible – Launched in Jun 2016 China JV XF L – Launching H2 2016 -12 -

OTHER DEVELOPMENTS JAGUAR LAND ROVER MANUFACTURING AND OPERATIONS Special Vehicle Operations • Brand new Technical Centre, near Coventry, representing a £20m investment • Investment includes: • Manufacturing Facility • Paint Facility • Technical Suite • VIP Commissioning/Viewing Suites Brazil plant • Plant opened in June 2016 • Producing Range Rover Evoque and Discovery Sport • Sales of locally produced vehicles beginning later this year Halewood plant • The Halewood plant, in Liverpool, earned two ‘Manufacturer of the Year’ awards during June • 13 awards since 2011 • 5 years of production for the Range Rover Evoque with over 500k units produced to date -13 -

JUNE 23 BREXIT REFERENDUM JAGUAR LAND ROVER IMPLICATIONS FOR JLR The implications for JLR of BREXIT include: • The extent to which the Pound remains weaker • Any incremental tariffs that might result following exit from the EU • Any impact on economic growth and consumer confidence in the UK and the EU, recognizing over 50% of sales are to other markets and JLR’s strong and growing model line up Currency implications • JLR sells about 80% of vehicles outside the UK (24% Europe, 19% China, 19% US, 18% other) • JLR sources over 40% of components from the EU with the UK accounting for the majority of other material and operating costs • JLR would benefit from a continued weaker Pound exchange rates as a result of Brexit (offset partially in the case of the Euro), however, in the nearer term this will largely be offset by hedges executed when the Pound was stronger Tariff implications • UK vehicle exports into the EU (c. 24%) could become subject to tariffs depending on trade agreements to be negotiated with the EU. Similarly, vehicles manufactured in the EU and imported into the UK in the future could also be affected • Components sourced from the EU could also become subject to tariffs, however, these would be recoverable on vehicles subsequently exported out of the UK (presently c. 80%) -14 -

JAGUAR LAND ROVER LOOKING AHEAD CONTINUING TO INVEST TO DRIVE PROFITABLE GROWTH • JLR’s strategy continues to be to invest in new products, technology and manufacturing capacity to grow profitably and JLR continues to expect investment spending to be in the region of £3.75b in FY17 • Jaguar Land Rover plans to continue to build on recent successful product launches with the sales ramp up of the Jaguar F-PACE , XF long wheel base in China, the Evoque Convertible and future new model launches yet to be announced • We will continue to closely monitor and assess market conditions in the UK and EU post Brexit as well as in China as the target GDP growth rate comes down • The new products are expected to drive solid profitable volume growth for JLR going forward and operating cash flow to help fund ongoing investment -15 -

JAGUAR LAND ROVER Q&A KENNETH GREGOR CFO, JAGUAR LAND ROVER -16 -

JAGUAR LAND ROVER Thank You Kenneth Gregor CFO, Jaguar Land Rover C. Ramakrishnan Group CFO, Tata Motors Bennett Birgbauer Treasurer, Jaguar Land Rover Jaguar Land Rover Investor Relations investor@jaguarlandrover.com Tata Motors Investor Relations Ir_tml@tatamotors.com Jaguar Land Rover Abbey Road, Whitley, Coventry CV3 4LF Jaguarlandrover.com -17 -

JAGUAR LAND ROVER ADDITIONAL SLIDES -18 -

JAGUAR LAND ROVER INCOME STATEMENT SOLID SALES VOLUMES AND REVENUE (£ millions, unless stated) Revenues Material and other cost of sales Employee costs Other (expense) /Income(1) Product development costs capitalised EBITDA Depreciation and amortisation Undesignated debt/unrealised hedges MTM(2) Net finance (expense) / income and other Share of profit / (Loss) from Joint Venture Profit before tax and exceptional item Exceptional item Profit before tax Income tax expense Profit after tax Quarter ended 30 June 2016 2015 Change 5,461 5,002 459 (3,227) (2,906) (321) (605) (552) (53) (1,279) (1,038) (241) 322 315 7 672 821 (149) (388) (318) (70) 31 149 (118) (12) (8) (4) 45 (6) 51 348 638 (290) 51- 51 399 638 (239) (95) (146) 51 304 492 (188) 1) Includes mark to market of current assets and liabilities and realised gains/losses on matured FX and commodity hedges 2) Includes mark to market of unrealised FX options (time value) and commodity hedges and revaluation of foreign currency debt -19 -

JAGUAR LAND ROVER WHOLESALE VOLUMES BY GEOGRAPHY Q1 FY17 120,776 UNITS, UP 9% YEAR-ON-YEAR Units in ‘000 North America Up 34% 29.7 22.1 20.8 17.5 4.6 8.9 Q1 FY16 Q1 FY17 UK Up 7% 21.2 22.7 14.5 16.0 6.6 6.7 Q1 FY16 Q1 FY17 China* Down (18)% 15.6 12.7 13.0 7.8 2.6 4.9 Q1 FY16 Q1 FY17 Q1 FY17 North UK, 19% America, 25% China Region, 11% Europe (ex. Russia), Overseas, 29% 17% 120,776 Units Europe Up 11% 32.1 35.5 25.8 27.3 Land Rover Jaguar 4.8 9.7 Q1 FY16 Q1 FY17 Overseas Up 2% 19.7 20.1 17.0 15.8 2.6 4.4 Q1 FY16 Q1 FY17 Q1 FY16 North UK, 19% America, 20% China Region, 14% Europe (ex. Russia), 29% Overseas, 18% 110,649 Units * Total volumes excludes sales from Chery Jaguar Land Rover –– Q1 FY17 13,558 units. Q1 FY16 3,804 -20 -

JAGUAR LAND ROVER WHOLESALE VOLUMES BY CARLINE Q1 FY17 STRONG SALES OF F-PACE, XE AND DISCOVERY SPORT Units in ‘000 Jaguar - Q1 FY17 vs Q1 FY16 Up 63% 34.6 3.0 21.2 13.4 F-TYPE F-PACE 3.8 3.2 2.5 XJ - 6.9 XF 8.9 8.8 XE 0.1 5.3 0.0 XK Q1 FY16 Q1 FY17 Land Rover - Q1 FY17 vs Q1 FY16 Down (4)% 89.4 86.2 13.7 Range Rover 12.7 19.6 Range Rover 20.1 Sport Range Rover Evoque* 22.8 21.9 Discovery 10.4 Discovery 12.4 Sport* 16.4 Freelander 18.8 0.5 6.0 Defender 0.2 Q1 FY16 Q1 FY17 * Total volumes excludes sales from Chery Jaguar Land Rover –– Q1 FY17 13,558 units. Q1 FY16 3,804 -21 -

JAGUAR
LAND ROVER
FINANCING STRUCTURE
STRONG LIQUIDITY
As at 30 June
(£ millions, unless stated) 2016 2015 Change
Cash and cash equivalents 2,447 2,021 426
Financial deposits 1,302 1,237 65
Cash and financial deposits 3,749 3,258 491
Undrawn 5 years revolving credit facilities 1,870 1,485 385
Total liquidity 5,619 4,743 876
Total equity 6,457 7,231 (774)
Total debt2 (2,514) (2,458) (56)
Net cash 1,235 800 435
Total debt/EBITDA1 0.8x 0.6x 0.2 x
Total debt/equity 0.4x 0.3x 0.1 x
1) Total debt includes outstanding bonds net of amortised fees, short term financing and finance leases
2) EBITDA stated on a rolling 12 month basis

JAGUAR
LAND ROVER
FINANCING STRUCTURE
STRONG LIQUIDITY
£ million
7,000 17%
6,000 15% 5,619
5,000 4,743
1,870
4,000 1485
3,000
2,000
3,749 1,870
3,258
1,000 771
521 371 371 400
Liquidity Q1 Liquidity Q1
FY16 FY17 CY16 CY17 CY18 CY19 CY20 CY21 CY22 CY23 CY24
Cash and financial deposits
Bonds
Undrawn RCF
Cash/revenue %
Total Balance Sheet Debt
at 30 Jun 2016 £mn
Bonds 2,434
Short term borrowings 88
Finance lease obligations 10
Pre paid financing costs (18)
Total 2,514
The debt above reflects the face value of outstanding indebtedness but excludes prepaid (capitalised) issuance costs of £18m and finance leases of £10m.

JAGUAR
LAND ROVER
PRODUCT AND OTHER INVESTMENT
CAPITAL EXPENDITURE TO GROW THE BUSINESS
Quarter ended 30 June
(£ millions, unless stated) 2016 2015 Change
R&D expense
Capitalised 322 315 7
Expensed 85 64 21
Total R&D expense 407 379 28
Investment in tangible and other
intangible assets 285 397 (112)
Total product and other investment 692 776 (84)
Capital investment as % of revenue 12.7% 15.5% (2.8 ppt)
Of which capitalised 607 712 (105)

JAGUAR
LAND ROVER
FX HEDGING AND REVALUATION (EXCLUDING
OPERATIONAL EXCHANGE)
Quarter ended 30 June
(£ millions, unless stated) 2016 2015 Change
Realized FX Hedges1 (123) (109) (14)
Revaluation of Current Assets/Liabilities and Other2 (84) 34 (118)
Total FX impacting EBITDA (excluding operational exchange) (207) (75) (132)
Revaluation of Undesignated Debt2 (23) 99 (122)
Unrealized FX Hedges2 21 72 (51)
Total FX below EBITDA (2) 171 (173)
Total FX impact on PBT (209) 96 (305)
Total FX Revaluation (included above) (86) 205 (291)
End of Period Exchange Rates 30-Jun-16 Q-o-Q 30-Jun-15 Q-o-Q
GBP:USD 1.346 (6.2%) 1.570 6.4%
GBP:EUR 1.211 (4.2%) 1.406 2.4%
GBP:CNY 8.965 (3.4%) 9.743 6.5%
Memo:
1 Realised hedge gains/(losses) are driven by the difference between executed hedging exchange rates compared to accounting exchange rates
2 Exchange revaluation gains/(losses) reflect the movement in each end of period exchange rate reflect the estimated impact of the change in end of period exchange rates as applied to the respective balances

JAGUAR
LAND
ROVER
Jaguar Land Rover Automotive plc
Interim Report
For the three month period ended
30 June 2016
Company registered number: 06477691

This report uses:

Group, Company, Jaguar Land Rover and JLR to refer to Jaguar Land Rover Automotive plc and its subsidiaries.

EBITDA	defined as profit for the period before income tax expense, finance expense (net of capitalised interest), finance income, depreciation and amortisation, foreign exchange gains/losses on financing and unrealised derivatives, gains/losses on unrealised commodity derivatives, share of profits/losses from joint ventures and exceptional items.

EBITDA margin	measured as EBITDA as a percentage of revenue.

PBT	profit before tax.

PAT	profit after tax.

Net cash	measured as cash and cash equivalents and short term deposits less total balance sheet borrowings (including secured and unsecured borrowings and factoring facilities and finance leases).

Free cash flow	reflects net cash generated from operating activities less net cash used in investing activities (excluding investments in short-term deposits) and includes foreign exchange gains/losses on short term deposits.

Product and other investment	reflects net cash used in investing activities and expensed R&D (not included in net cash used in investing activities) but excluding movements in other restricted deposits, movements in short-term deposits, finance income received and proceeds from the sale of property, plant and equipment.

FY17	12 months ending 31 March 2017.

FY16	12 months ended 31 March 2016.

Q1	3 months ended 30 June.

China JV	Chery Jaguar Land Rover Automotive Co., Ltd.

Management’s discussion and analysis of financial condition and results of operations

Jaguar Land Rover achieved strong sales in Q1 FY17 with higher retail volumes across all regions compared to a year ago, reflecting strong sales of the Discovery Sport, XE and the new F-PACE. However, profitability was lower primarily as a result of the revaluation of mainly Euro payables and a lower local market incentive received in the quarter compared to Q1 FY16. Key Q1 FY17 results are as follows:

•	Total retail sales were 132.7k units (including the China JV), up 15.5% compared to Q1 FY16.

•	EBITDA was £672 million (12.3% margin), down from the £821 million (16.4% margin) in Q1 FY16.

•	PBT was £399 million in Q1 FY17, down from the £638 million in the same quarter a year ago.

•	PAT was £304 million in Q1 FY17, down from the £492 million in Q1 FY16.

•	Free cash flow before financing was negative £633 million after investment spending of £692 million and a £647 million increase in inventory, primarily seasonal and launch-related.

•	In August S&P raised JLR’s credit rating from BB to BB+

Market environment

Macroeconomic conditions have been more challenging during the quarter with increased uncertainty. The UK vote on the 23rd June to leave the EU has driven significant volatility in financial markets as the Pound depreciated against the US Dollar and other currencies, while 10 year UK government yields fell below 1%. Modest growth in Europe continued and US GDP growth remained solid supported by consumer spending, although labour market data has been more variable. China’s economy continued to expand, albeit at a slowing pace, and the government is continuing policies to counter the slowdown. Emerging market economies generally continue to face difficulties, e.g. political uncertainty continues in Brazil whilst Russia remains in recession despite some recovery in the oil price.

Total automotive industry car volumes (units)

	Q1 FY17	Q1 FY16	Change (%)
China	5,356,200	4,789,500	11.8%
Europe (excluding UK)	2,810,128	2,522,019	11.4%
UK	648,856	642,301	1.0%
North America (US)	4,533,500	4,547,200	(0.3)%
All other markets	3,147,246	3,494,490	(9.9)%

The total industry car volume data above has been compiled using relevant data available at the time of publishing this interim report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR.

Jaguar Land Rover volume performance

Q1 FY17 total retail sales were a record 132,743 units (including the China JV), up 15.5% compared to Q1 FY16 primarily driven by strong sales of the Discovery Sport, XE and the new F-PACE, which went on general retail sale in April 2016, with strong year-on-year growth across all regions. By brand, Land Rover retailed 100,946 units in Q1 FY17, up 4.3% compared to Q1 FY16, and Jaguar retailed 31,797 units, up 75.6%.

Wholesales totalled 120,776 units (excluding China JV) in Q1 FY17, up 9.2% compared to the same quarter a year ago. By brand, Jaguar wholesales in Q1 FY17 were 34,572 units, up 63.1% compared to Q1 FY16 and Land Rover wholesales (excluding CJLR) were 86,204 units, down 3.6%. By region, wholesales were up in the UK (7.2%), the US (34.3%), Europe (10.6%), and in other Overseas markets (2.4%), but China was down 18.3% primarily as a result of the Discovery Sport now being built and sold by the China JV, and so excluded from reported wholesales.

Jaguar Land Rover’s Q1 FY17 retail sales by key region and model compared to Q1 FY16 is detailed in the following table and includes retail sales from the China JV.

	Q1 FY17	Q1 FY16	Change (%)
UK	26,919	22,753	18.3%
North America	24,557	20,936	17.3%
Europe	33,551	28,878	16.2%
China[2]	25,725	21,642	18.9%
Overseas	21,991	20,696	6.3%

Total JLR	132,743	114,905	15.5%

XE	9,208	2,889	>99%
XF	7,886	8,832	(10.7%)
XJ	2,540	3,075	(17.4%)
F-PACE	9,459	—	n/a
XK1	1	137	(99.3%)
F-TYPE	2,703	3,175	(14.9%)

Jaguar	31,797	18,108	75.6%

Defender[1]	740	5,372	(86.2%)
Freelander[1]	2	163	(98.8%)
Discovery Sport[2]	29,110	17,000	71.2%
Discovery	12,387	11,115	11.4%
Range Rover Sport	20,582	21,054	(2.2%)
Range Rover	12,362	14,678	(15.8%)
Range Rover Evoque[2]	25,763	27,415	(6.0%)

Land Rover[2]	100,946	96,797	4.3%

Total JLR	132,743	114,905	15.5%

[1]	Production of the Jaguar XK, Land Rover Freelander and the Land Rover Defender models have now been discontinued.
[2]	China JV retail volume in Q1 FY17 was 14,039 units (4,326 units of Evoque and 9,713 units of Discovery Sport).

Revenue and profits

Q1 FY17 revenue was £5.5 billion, up from the £5.0 billion in Q1 FY16 driven by the 9.2% growth in wholesales.

PBT was £399 million, down £239 million from the PBT of £638 million a year ago reflecting:

•	favourable volume and mix

•	unfavourable FX revaluation (£291 million) reflecting:

•	Favourable FX revaluation in Q1 FY16 (£205 million — mainly debt and unrealized hedges)

•	Unfavourable FX revaluation in Q1 FY17 (£86 million — mainly Euro payables)

•	lower local market incentive compared to Q1 FY16

•	higher depreciation and amortization (-£70 million)

•	favourable commodity revaluation (+£55 million)

•	£45 million of JV profits (primarily CJLR) (+£51 million)

•	further recoveries related to the Tianjin Port explosion (+£50 million)

EBITDA was £672 million (12.3% margin) in Q1 FY17, down £149 million from the £821 million (16.4% margin) in Q1 FY16, predominantly reflecting:

•	favourable volume and mix

•	unfavourable FX revaluation (YoY £118 million — mainly Euro payables) resulting from depreciation in the Pound following the BREXIT vote. Operating exchange net of hedges was about neutral

•	lower local market incentive compared to Q1 FY16

PAT for Q1 FY17 was £304 million (23.8% effective tax rate), compared to £492 million (22.9% effective tax rate) for the same period a year ago.

EBITDA reconciliation

Quarter ended 30 June (£ millions)	2016	2015
EBITDA Margin	12.3%	16.4%
EBITDA	672	821
Adjustments:
Depreciation and amortisation	(388)	(318)
Foreign exchange (losses)/gains - financing	(23)	99
Foreign exchange gains - unrealised derivatives	21	72
Commodity gains/(losses) - unrealised derivatives	33	(21)
Finance income	9	10
Finance expense (net)	(21)	(18)
Share of profit / (loss) from joint venture	45	(6)
Other	—	(1)

Profit before tax and exceptional item	348	638

Exceptional item	51	—

Profit before tax	399	638

Income tax expense	(95)	(146)

Profit after tax	304	492

Cash flow, liquidity and capital resources

Free cash flow before financing was negative £633 million, primarily reflecting EBITDA of £672 million after £692 million of total investment spending and a £647 million increase in inventory. In the quarter, £607 million of investment spending was capitalised and £85 million was expensed in EBITDA.

After the negative free cash flow of £633 million, finance expenses of £27 million, a £92 million reduction in debt and a £150 million dividend paid to our parent, Tata Motors, cash and financial deposits at 30th June 2016 stood at £3.7 billion (comprising £2.4 billion of cash and cash equivalents and £1.3 billion of financial deposits). This includes an amount of £529 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions is subject to impediments to remitting cash to the UK other than through annual dividends. As at 30th June 2016, the Company also had an undrawn revolving credit facility totalling £1.9 billion, all maturing in July 2020, and £172 million of undrawn shorter-term committed credit facilities.

Debt

On 16 May 2016, the outstanding $84 million of 8.125% senior notes maturing May 2021 were fully repurchased under the optional redemption terms of the bond. The following table shows details of the Company’s debt as at 30 June 2016.

(£ millions)	Facility amount	Outstanding	Undrawn	First call date

Committed
£400m 5.000% Senior Notes due Feb 2022**	400	400	—	n/a
£400m 3.875% Senior Notes due Mar 2023**	400	400	—	n/a
$500m 5.625% Senior Notes due Feb 2023*	371	371	—	Feb-18
$700m 4.125% Senior Notes due Dec 2018**	521	521	—	n/a
$500m 4.250% Senior Notes due Nov 2019**	371	371	—	n/a
$500m 3.500% Senior Notes due Mar 2020**	371	371	—	n/a
Revolving 5 year credit facilitiy	1,870	—	1,870	n/a
Receivable factoring facilities***	260	88	172	n/a
Finance lease obligations	10	10	—	n/a

Subtotal	4,574	2,532	2,042

Prepaid costs	—	(18)	—

Total	4,574	2,514	2,042

*	Issued by Jaguar Land Rover Automotive plc and guaranteed on a senior unsecured basis by Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Land Rover Exports Limited, JLR Nominee Company Limited and Jaguar Land Rover North America LLC.
**	Issued by Jaguar Land Rover Automotive plc and guaranteed on a senior unsecured basis by Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited.
***	$350 million committed receivables factoring facility issued by Jaguar Land Rover Limited and guaranteed by Jaguar Land Rover Holdings Limited. A bilateral $200 million uncommitted receivables factoring facility, also issued by Jaguar Land Rover Limited and guaranteed by Jaguar Land Rover Holdings Limited, is also available which remained undrawn as at 30 June 2016.

Acquisitions and disposals

There were no material acquisitions or disposals in the period.

Off-balance sheet financial arrangements

The Company has no off-balance sheet financial arrangements other than to the extent disclosed in the condensed consolidated financial statements.

Business risks and mitigating factors

As discussed on pages 46-53, and elsewhere, of the Annual Report 2015-16 of the Company, Jaguar Land Rover is exposed to various business risks.

Employees

At the end of Q1 FY17, Jaguar Land Rover employed 39,386 people worldwide including agency personnel.  This compared to 37,965 at the end of Q4 FY16.

Board of directors

The following table provides information with respect to members of the Board of Directors of Jaguar Land Rover:

Name	Position	Year appointed as Director, Chief Executive Officer
Cyrus P Mistry	Chairman and Director	2012
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Nasser Mukhtar Munjee	Director	2012
Chandrasekaran Ramakrishnan	Director	2013

Condensed Consolidated Income Statement

For the three months ended 30 June 2016 (unaudited)

		Three months ended
(£ millions)	Note	30 June 2016 (unaudited)	30 June 2015 (unaudited)
Revenue		5,461	5,002
Material cost of sales excluding exceptional item		(3,227)	(2,906)
Exceptional item	2	51	—
Material and other cost of sales		(3,176)	(2,906)
Employee cost		(605)	(552)
Other expenses		(1,137)	(1,036)
Net impact of commodity derivatives		18	(27)
Development costs capitalised	3	322	315
Other income		56	96
Depreciation and amortisation		(388)	(318)
Foreign exchange (loss)/gain		(185)	78
Finance income	4	9	10
Finance expense (net)	4	(21)	(18)
Share of profit/(loss) from equity accounted investees		45	(6)

Profit before tax		399	638
Income tax excluding tax on exceptional item		(85)	(146)
Tax on exceptional item		(10)	—
Income tax expense	9	(95)	(146)

Profit for the period		304	492

Condensed Consolidated Statement of Comprehensive Income and Expense

For the three months ended 30 June 2016 (unaudited)

	Three months ended
(£ millions)	30 June 2016 (unaudited)	30 June 2015 (unaudited)
Profit for the period	304	492
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(227)	174
Income tax related to items that will not be reclassified	41	(35)

	(186)	139

Items that may be reclassified subsequently to profit or loss:
(Loss)/gain on effective cash flow hedges	(1,532)	805
Cash flow hedges reclassified to ‘Foreign exchange (loss)/gain’ in profit or loss	121	103
Currency translation differences	15	(16)
Income tax related to items that may be reclassified	271	(182)

	(1,125)	710

Other comprehensive (expense)/income net of tax	(1,311)	849

Total comprehensive (expense)/income attributable to shareholders	(1,007)	1,341

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	30 June 2016 (unaudited)	31 March 2016 (audited)
Non-current assets
Investments		397	339
Other financial assets		315	185
Property, plant and equipment		5,259	5,175
Intangible assets		5,628	5,497
Other non-current assets		73	45
Deferred tax assets		429	354

Total non-current assets		12,101	11,595

Current assets
Cash and cash equivalents		2,447	3,399
Short-term deposits		1,302	1,252
Trade receivables		1,132	1,078
Other financial assets	6	274	137
Inventories	7	3,333	2,685
Other current assets	8	443	411
Current tax assets		18	10

Total current assets		8,949	8,972

Total assets		21,050	20,567

Current liabilities
Accounts payable		5,751	5,758
Short-term borrowings	14	88	116
Other financial liabilities	11	1,692	962
Provisions	12	546	555
Other current liabilities	13	418	427
Current tax liabilities		53	57

Total current liabilities		8,548	7,875

Non-current liabilities
Long-term borrowings	14	2,416	2,373
Other financial liabilities	11	1,637	817
Provisions	12	759	733
Retirement benefit obligation	18	810	567
Other non-current liabilities		246	204
Deferred tax liabilities		177	384

Total non-current liabilities		6,045	5,078

Total liabilities		14,593	12,953

Equity attributable to shareholders
Ordinary shares		1,501	1,501
Capital redemption reserve		167	167
Reserves	16	4,789	5,946

Equity attributable to shareholders		6,457	7,614

Total liabilities and equity		21,050	20,567

These condensed consolidated interim financial statements were approved by the Board of Directors.

Company registered number: 06477691

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2016 (audited)	1,501	167	5,946	7,614
Profit for the period	—	—	304	304
Other comprehensive expense for the period	—	—	(1,311)	(1,311)

Total comprehensive expense	—	—	(1,007)	(1,007)

Dividend paid	—	—	(150)	(150)

Balance at 30 June 2016 (unaudited)	1,501	167	4,789	6,457

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2015 (audited)	1,501	167	4,372	6,040
Profit for the period	—	—	492	492
Other comprehensive income for the period	—	—	849	849

Total comprehensive income	—	—	1,341	1,341

Dividend paid	—	—	(150)	(150)

Balance at 30 June 2015 (unaudited)	1,501	167	5,563	7,231

Condensed Consolidated Cash Flow Statement

For the three months ended 30 June 2016 (unaudited)

		Three months ended
(£ millions)	Note	30 June 2016 (unaudited)	30 June 2015 (unaudited)
Cash flows from operating activities
Cash generated from/(used in) operations	21	5	(64)
Income tax paid		(59)	(57)

Net cash used in operating activities		(54)	(121)

Cash flows (used in)/from investing activities
Investment in other restricted deposits		(12)	(4)
Redemption of other restricted deposits		4	8
Movements in other restricted deposits		(8)	4
Investment in short-term deposits		(731)	(808)
Redemption of short-term deposits		708	609
Movements in short-term deposits		(23)	(199)
Purchases of property, plant and equipment		(264)	(349)
Cash paid for intangible assets		(343)	(363)
Finance income received		9	11

Net cash used in investing activities		(629)	(896)

Cash flows (used in)/from financing activities
Finance expenses and fees paid		(27)	(25)
Proceeds from issuance of short-term borrowings		72	155
Repayment of short-term borrowings		(106)	(149)
Repayments of long-term borrowings		(57)	—
Payments of finance lease obligations		(1)	(1)
Dividends paid		(150)	(150)

Net cash used in financing activities		(269)	(170)

Net decrease in cash and cash equivalents*		(952)	(1,187)
Cash and cash equivalents at beginning of period		3,399	3,208

Cash and cash equivalents at end of period		2,447	2,021

*	Included in ‘Net decrease in cash and cash equivalents’ in the three month period is an increase of £44 million (three months ended 30 June 2015: decrease of £35 million) arising from the impact of foreign exchange rate changes on cash and cash equivalents.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The information for the three months ended 30 June 2016 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ under IFRS as adopted by the European Union (‘EU’).

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 15.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2016, which were prepared in accordance with IFRS as adopted by the EU.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ statement of responsibilities section of the Group’s annual report for the year ended 31 March 2016.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2016, as described in those financial statements.

2	Exceptional item

An exceptional item of £1 million for the quarter ended 30 June 2016 relates to the continuing impact of the explosion at the port of Tianjin (China) in August 2015. The exceptional credit to the income statement for the quarter is the result of achieving sales at a higher net realisable value than that estimated at 31 March 2016.

In addition, subsequent to the quarter-end on 25 August 2016, the Group was notified by its insurers that it would receive an interim payment of £50 million in relation to the vehicles involved in the Tianjin incident that occurred during the year ended 31 March 2016. Given this, an exceptional credit, representing the reversal of the write-down of the carrying value of the associated vehicles, has been recognised during the quarter. A tax charge of £10 million has also been recognised in this regard.

The process for finalising ongoing insurance claims may take some months to conclude, so further insurance and other potential recoveries will only be recognised in future periods when received or confirmed as receivable. Due to the size of the provision recorded, the charge together with the associated tax impact was disclosed as an exceptional item in fiscal 2016, as such any future recoveries will similarly be recognised as a reversal of that charge through exceptional items.

3	Research and development

	Three months ended
(£ millions)	30 June 2016 (unaudited)	30 June 2015 (unaudited)
Total research and development costs incurred	407	379
Research and development expensed	(85)	(64)

Development costs capitalised	322	315

Interest capitalised	20	20
Research and development expenditure credit	(20)	(18)

Total internally developed intangible additions	322	317

Notes (forming part of the condensed consolidated interim financial statements)

4	Finance income and expense

Recognised in net income

	Three months ended
(£ millions)	30 June 2016 (unaudited)	30 June 2015 (unaudited)
Finance income	9	10

Total finance income	9	10

Total interest expense on financial liabilities measured at amortised cost	(38)	(34)
Unwind of discount on provisions	(4)	(5)
Interest capitalised	21	21

Total finance expense (net)	(21)	(18)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the three month period was 4.4% (three months ended 30 June 2015: 4.6%).

5	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

As at (£ millions)	Three months ended 30 June 2016 (unaudited)	Year ended 31 March 2016 (audited)
At beginning of period	60	11
Charged during the period	—	49
Utilised during the period	(1)	—
Unused amounts reversed	(2)	—
Foreign currency translation	8	—

At end of period	65	60

6	Other financial assets - current

As at (£ millions)	30 June 2016 (unaudited)	31 March 2016 (audited)
Advances and other receivables recoverable in cash	8	8
Derivative financial instruments	177	73
Accrued income	12	12
Other	77	44

Total current other financial assets	274	137

7	Inventories

As at (£ millions)	30 June 2016 (unaudited)	31 March 2016 (audited)
Raw materials and consumables	101	92
Work in progress	400	379
Finished goods	2,832	2,214

Total inventories	3,333	2,685

8	Other current assets

As at (£ millions)	30 June 2016 (unaudited)	31 March 2016 (audited)
Recoverable VAT	198	218
Prepaid expenses	163	111
Other	82	82

Total current other assets	443	411

Notes (forming part of the condensed consolidated interim financial statements)

9	Taxation

Recognised in the income statement

The income tax for the three month period end 30 June 2016 is charged at the estimated effective tax rate expected to apply for the applicable financial year end.

10	Capital expenditure

Capital expenditure in the three month period was £260 million (three month period to 30 June 2015: £286 million) on property, plant and equipment and £345 million (three month period to 30 June 2015: £351 million) was capitalised as intangible assets (excluding the R&D tax credit). There were no impairments, material disposals or changes in use of assets.

11	Other financial liabilities

As at (£ millions)	30 June 2016 (unaudited)	31 March 2016 (audited)
Current
Finance lease obligations	4	5
Interest accrued	32	25
Derivative financial instruments	1,341	666
Liability for vehicles sold under a repurchase arrangement	315	266

	1,692	962

Non-current
Finance lease obligations	6	6
Derivative financial instruments	1,629	809
Other payables	2	2

	1,637	817

12	Provisions

As at (£ millions)	30 June 2016 (unaudited)	31 March 2016 (audited)
Current
Product warranty	440	441
Legal and product liability	88	99
Provisions for residual risk	7	6
Provision for environmental liability	10	8
Other employee benefits obligations	1	1

Total current provisions	546	555

Non-current
Product warranty	697	688
Legal and product liability	20	—
Provision for residual risk	14	13
Provision for environmental liability	23	23
Other employee benefits obligations	5	9

Total non-current provisions	759	733

Notes (forming part of the condensed consolidated interim financial statements)

12	Provisions (continued)

Three months ended 30 June 2016 (unaudited) (£ millions)	Product warranty	Legal and product liability	Residual risk	Environmental liability	Total
Opening balance	1,129	99	19	31	1,278
Provision made during the period	88	27	3	2	120
Provision used during the period	(117)	(1)	(2)	—	(120)
Unused amounts reversed in the period	(3)	(18)	—	—	(21)
Impact of discounting	4	—	—	—	4
Foreign currency translation	36	1	1	—	38

Closing balance	1,137	108	21	33	1,299

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred.

Legal and product liability provision

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations which impact the Group. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases, personal injury claims and compliance with regulations.

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

13	Other current liabilities

As at (£ millions)	30 June 2016 (unaudited)	31 March 2016 (audited)
Liabilities for advances received	118	139
Deferred revenue	111	93
VAT	119	131
Other	70	64

Total current other liabilities	418	427

Notes (forming part of the condensed consolidated interim financial statements)

14	Interest bearing loans and borrowings

As at (£ millions)	30 June 2016 (unaudited)	31 March 2016 (audited)
Short-term borrowings
Bank loans	88	116

Short-term borrowings	88	116

Long-term borrowings
EURO MTF listed debt	2,416	2,373

Long-term borrowings	2,416	2,373

Finance lease obligations	10	11

Total debt	2,514	2,500

15	Financial Instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 34 to the annual consolidated financial statements for the year ended 31 March 2016.

The following tables show the carrying amounts and fair value of each category of financial assets and liabilities.

	30 June 2016		31 March 2016
As at (£ millions)	Carrying value (unaudited)	Fair value (unaudited)	Carrying value (audited)	Fair value (audited)
Cash and cash equivalents	2,447	2,447	3,399	3,399
Short-term deposits	1,302	1,302	1,252	1,252
Trade receivables	1,132	1,132	1,078	1,078
Other financial assets - current	274	274	137	137
Other financial assets - non-current	315	315	185	185

Total financial assets	5,470	5,470	6,051	6,051

	30 June 2016		31 March 2016
As at (£ millions)	Carrying value (unaudited)	Fair value (unaudited)	Carrying value (audited)	Fair value (audited)
Accounts payable	5,751	5,751	5,758	5,758
Short-term borrowings	88	88	116	116
Long-term borrowings	2,416	2,423	2,373	2,398
Other financial liabilities - current	1,692	1,692	962	962
Other financial liabilities - non-current	1,637	1,637	817	817

Total financial liabilities	11,584	11,591	10,026	10,051

Notes (forming part of the condensed consolidated interim financial statements)

16	Other reserves

The movement of reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2016 (audited)	(363)	(873)	7,182	5,946
Profit for the period	—	—	304	304
Remeasurement of defined benefit obligation	—	—	(227)	(227)
Loss on effective cash flow hedges	—	(1,532)	—	(1,532)
Currency translation differences	15	—	—	15
Income tax related to items recognised in other comprehensive income	—	295	41	336
Cash flow hedges reclassified to ‘Foreign exchange (loss)/gain’ in profit or loss	—	121	—	121
Income tax related to items reclassified to profit or loss	—	(24)	—	(24)
Dividend paid	—	—	(150)	(150)

Balance at 30 June 2016 (unaudited)	(348)	(2,013)	7,150	4,789

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2015 (audited)	(362)	(910)	5,644	4,372
Profit for the period	—	—	492	492
Remeasurement of defined benefit obligation	—	—	174	174
Gain on effective cash flow hedges	—	805	—	805
Currency translation differences	(16)	—	—	(16)
Income tax related to items recognised in other comprehensive income	—	(161)	(35)	(196)
Cash flow hedges reclassified to ‘Foreign exchange (loss)/gain’ in profit or loss	—	103	—	103
Income tax related to items reclassified to profit or loss	—	(21)	—	(21)
Dividend paid	—	—	(150)	(150)

Balance at 30 June 2015 (unaudited)	(378)	(184)	6,125	5,563

17	Dividends

During the three months ended 30 June 2016, an ordinary share dividend of £150 million was proposed and paid (three months to 30 June 2015: £150 million).

18	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited and overseas subsidiaries which operate defined benefit pension plans.

Notes (forming part of the condensed consolidated interim financial statements)

18	Employee benefits (continued)

(£ millions)	Three months ended 30 June 2016 (unaudited)	Year ended 31 March 2016 (audited)
Change in defined benefit obligation
Defined benefit obligation at beginning of the period	7,668	7,883
Current service cost	49	224
Interest expense	69	263
Actuarial losses/(gains) arising from:
- Changes in demographic assumptions	—	(36)
- Changes in financial assumptions	854	(569)
- Experience adjustments	—	63
Past service costs	—	—
Exchange differences on foreign schemes	3	3
Member contributions	—	2
Benefits paid	(42)	(165)

Defined benefit obligation at end of period	8,601	7,668

Change in plan assets
Fair value of plan assets at beginning of the period	7,103	6,997
Interest income	64	233
Remeasurement gain/(loss) on the return of plan assets, excluding amounts included in interest income	625	(52)
Administrative expenses	(2)	(8)
Exchange differences on foreign schemes	2	1
Employer contributions	41	95
Member contributions	—	2
Benefits paid	(42)	(165)

Fair value of scheme assets at end of period	7,791	7,103

Amount recognised in the consolidated balance sheet consist of
Present value of defined benefit obligations	(8,601)	(7,668)
Fair value of scheme assets	7,791	7,103
Restriction on asset and onerous obligation	—	(2)

Net liability	(810)	(567)

Non-current liabilities	(810)	(567)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

	Three months ended 30 June 2016 (unaudited)	Year ended 31 March 2016 (audited)
Discount rate	3.0%	3.6%
Expected rate of increase in compensation level of covered employees	3.3%	3.5%
Inflation rate	2.8%	3.0%

For the valuations at 30 June 2016 and 31 March 2016, the mortality assumptions used are the SAPS base table, in particular S2NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 120% for males and 110% for females has been used for the Jaguar Pension Plan, 115% for males and 105% for females for the Land Rover Pension Scheme, and 95% for males and 85% for females for the Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2014) projections with an allowance for long-term improvements of 1.25 percent per annum.

Notes (forming part of the condensed consolidated interim financial statements)

19	Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides a disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believe that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations, or cash flows.

Litigation and product related matters

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims of £6 million (31 March 2016: £6 million) against the company which management have not recognised as they are not considered probable, along with other claims which at this stage cannot be reliably estimated. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the group or its dealers.

The Group has provided for the estimated costs of repair following the passenger safety airbag issue in the United States. The Group recognises that there is a potential risk of further recalls in other countries in the future, however, the Group are unable at this point in time to reliably estimate the amount and timings of any potential future costs associated with this warranty issue.

Other taxes and dues

During the year ended 31 March 2015, the Group’s Brazilian subsidiary received a demand for 167 million Brazilian Real (£38 million at 30 June 2016 exchange rates) in relation to additional indirect taxes (PIS and COFINS) claimed as being due on local vehicle and parts sales made in 2010. The matter is currently being contested before the Brazilian appellate authorities. Professional legal opinions obtained in Brazil fully support that the basis of the tax authority’s assertion is incorrect and, as a result, the likelihood of any settlement ultimately having to be made is considered remote. Accordingly no provision has been recognised in the financial statements and the matter is disclosed here purely for the purposes of completeness.

The Group had no other significant tax matters in dispute as at 30 June 2016 or 31 March 2016 where a potential loss was considered possible.

Commitments and contingencies

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £1,010 million (31 March 2016: £797 million) and £19 million (31 March 2016: £12 million) relating to the acquisition of intangible assets.

The Group has entered into various contracts with vendors and contractors which include obligations aggregating £1,788 million (31 March 2016: £1,836 million) to purchase minimum or fixed quantities of material.

Commitments and contingencies also includes other contingent liabilities of £12 million (31 March 2016: £28 million).

Inventory of £Nil (31 March 2016: £Nil) and trade receivables with a carrying amount of £88 million (31 March 2016: £116 million) and property, plant and equipment with a carrying amount of £Nil (31 March 2016: £Nil) and restricted cash with a carrying amount of £Nil (31 March 2016: £Nil) are pledged as collateral/security against the borrowings and commitments.

There are guarantees provided in the ordinary course of business of £Nil (31 March 2016: £Nil).

The Group’s share of capital commitments of its joint ventures at 30 June 2016 is £154 million (31 March 2016: £102 million) and purchase commitments of its joint ventures at 31 March 2016 is £27 million (31 March 2016: £36 million). There are no contingent liabilities relating to the Group’s interests in its joint ventures.

Notes (forming part of the condensed consolidated interim financial statements)

20	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of its entities and to maintain an efficient capital structure to reduce the cost of capital, support the corporate strategy and to meet shareholder expectations.

The Group’s policy is to borrow primarily through capital market debt issues to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure is governed according to Group policies approved by the Board and is monitored by various metrics such as debt to Adjusted EBITDA and Adjusted EBITDA to interest ratios, as per the debt covenants and rating agency guidance. Funding requirements are reviewed periodically with any debt issuances and capital distributions approved by the Board.

The following table summarises the capital of the Group:

As at (£ millions)	30 June 2016 (unaudited)	31 March 2016 (audited)
Short-term debt	92	121
Long-term debt	2,422	2,379

Total debt*	2,514	2,500
Equity	6,457	7,614

Total capital (debt and equity)	8,971	10,114

*	Total debt includes finance lease obligations of £10 million (31 March 2016: £11 million).

Notes (forming part of the condensed consolidated interim financial statements)

21	Notes to the consolidated cash flow statement

Reconciliation of profit before tax to cash generated from operations

	Three months ended
(£ millions)	30 June 2016 (unaudited)	30 June 2015 (unaudited)
Cash flows (used in)/from operating activities
Profit for the period	304	492
Adjustments for:
Depreciation and amortisation	388	318
Loss on sale of assets	3	3
Foreign exchange loss/(gain) on loans	23	(98)
Income tax expense	95	146
Finance expense (net)	21	18
Finance income	(9)	(10)
Foreign exchange gain on derivatives	(21)	(72)
Foreign exchange (gain)/loss on short-term deposits	(27)	18
Foreign exchange gain on other restricted deposits	(5)	—
Unrealised (gain)/loss on commodities	(33)	21
Share of (profit)/loss from equity accounted investments	(45)	6
Exceptional item	(51)	—
Other non-cash adjustments	2	1

Cash flows from operating activities before changes in assets and liabilities	645	843

Trade receivables	(54)	206
Other financial assets	17	(2)
Other current assets	(32)	(12)
Inventories	(647)	(578)
Other non-current assets	(12)	(6)
Accounts payable	(21)	(552)
Other current liabilities	(11)	(36)
Other financial liabilities*	49	38
Other non-current liabilities and retirement benefit obligations	58	63
Provisions	13	(28)

Cash generated from/(used in) operations	5	(64)

*	Comparatives have been revised for the amendment made in the current year to separately disclose ‘Unrealised (gain)/loss on commodities’, which has resulted in a reclassification of amounts from ‘Other financial liabilities’. There is no impact on ‘Cash generated from/(used in) operations’ as previously reported for the three months ended 30 June 2015.

Notes (forming part of the condensed consolidated interim financial statements)

22	Related party transactions

The Group’s related parties principally consist of Tata Sons Limited, subsidiaries, associates and joint ventures of Tata Sons Limited which includes Tata Motors Limited (the ultimate parent company), subsidiaries, associates and joint ventures of Tata Motors Limited. The Group routinely enters into transactions with these related parties in the ordinary course of business including transactions for sale and purchase of products with its associates and joint ventures. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements.

	2016			2015
	(unaudited)			(unaudited)
Three months ended 30 June (£ millions)	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries and joint ventures	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries and joint ventures
Sale of products	140	16	10	80	—	11
Purchase of goods	—	27	18	—	—	18
Services received	30	40	25	16	41	24
Services rendered	19	—	1	9	—	—
Trade and other receivables	105	17	24	55	—	28
Accounts payable	2	11	31	1	—	27
Dividend paid	—	—	150	—	—	150

*	The 2015 comparative balances for transactions with joint ventures have been restated, in order to fully reflect the transactions between all of the Group’s joint venture interests.

Compensation of key management personnel

Three months ended 30 June (£ millions)	2016 (unaudited)	2015 (unaudited)
Key management personnel remuneration	5	4